THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)



                                 March 30, 2006

H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
     Registration Statement on Form SB-2 (Amendment 7)
     File No.  333-127612
     Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated March 17, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     1. We have revised our disclosure to update the release of the company's film projects to the second quarter of 2006.

     2. We have revised this section to further describe the film projects and reality show.

          3. With respect to the first bullet item, we would like to clarify that Mr. Cancio is not aware of any other investor or investment beyond the initial payment made to the promoter in the amount of $1,500,000 pursuant to an agreement with a third parties investor unrelated to Mr. Cancio or the company.

          With respect to the second bullet point, we have disclosed that the investment in Havana Nights was impaired because the show was cancelled by the promoter and to date has not been rescheduled.

          With respect to the third bullet point, We have clarified the status of the Havana Nights Tour for which the company is currently under contract with Viashow and disclosed that there are no current plans to continue that tour.

     4.   The Viashow agreement has been attached as Exhibit 10.1.

     5. The completion of filming activities does not mean the projects are complete. There is still significant post production activities that must occur before a film project is complete.

     6. We have revised this disclosure to describe the new show, the anticipated level of the company's participation and the facts establishing that the show in Puerto Rico is separate from the Havana Nights show that is part of the Celebration Tour 2005.

     7. We have revised this disclosure to clarify the company has no signed artists as of yet.

     8.   We have deleted the language relating to regular negotiations.

     9.   We have deleted this statement.

     10.  The revenue amounts stated in the registration statement are correct.

     11. The four projects listed in the registration statement correctly state the four work for hire projects.

     12. We have revised this section to address the use of the four episodes of the Trader Show that have been completed.

     13. The trade accounts receivable is stated at its net realizable value and is appropriately classified as a current asset because a payment of $5,000 was made on March 24, 2006 with the balance promised by the end of April. The Company has not formalized trade payment terms or credit policies.

     14. We have revised the Statement of Cash Flows to reflect the cash outflow of $57,000 in investing activities for the period requested.

     15. We have revised this note to describe how the company intends to use the four previously recorded episodes of The Trader Show containing Mr. Pulliccino.

          Anthony Pulluccino is no longer part of the show and our working relationship ended on June 2005.


     16. Apparently the previous EDGAR filing does not correctly reflect the deletion of the language in the undertaking resulting in the comment. The language that is in the current filing is the replaced language requested by the Commission.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/William D. O'Neal
----------------------
William D. O'Neal